UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4470 CHAMBLEE DUNWOODY ROAD, SUITE 463-B
(No. and Street)

ATLANTA (City) GA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JONATHAN SELF 404 410-7932
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WJB & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1720 Epps Bridge Parkway
Suite 108-381 (Address) Athens (City) GA (State) 30606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jonathan Self, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires February 28, 2018

Notary Public

MINDY LEVIN
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires February 28, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA
(formerly known as VARA SECURITIES, LLC)
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2013
AND INDEPENDENT AUDITORS' REPORT

WJB & CO., P.C.

ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA
(formerly known as VARA SECURITIES, LLC)

(A LIMITED LIABILITY COMPANY)

Table of Contents

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
FundAmerica Securities, LLC
(formerly known as Arctic Island Financial, LLC dba FundAmerica and Vara Securities, LLC)
Atlanta, GA

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Arctic Island Financial, LLC dba FundAmerica (the Company) as of December 31, 2013, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arctic Island Financial, LLC dba FundAmerica as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

WJB & Co., P.C.

Athens, Georgia
February 19, 2014

WJB & CO., P.C.
1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA
(formerly known as VARA SECURITIES, LLC)
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CURRENT ASSETS	
Cash	$ 320,013
Prepaid expenses	6,962
Total current assets	326,975
COMPUTER EQUIPMENT	2,428
Less: Accumulated depreciation	(276)
Computer equipment, net	2,152
OTHER ASSET - Deposit	2,870
TOTAL ASSETS	$ 331,997

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 5,250
TOTAL LIABILITIES	5,250
MEMBERS' EQUITY	326,747
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 331,997

See Independent Auditors' Report and
Notes to Financial Statements.

ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA
(formerly known as VARA SECURITIES, LLC)
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE	$ -
OPERATING EXPENSES	
Professional fees - consultants	118,500
Regulatory fees	13,105
Rent	6,710
Data service	3,882
Salaries and wages	3,840
Dues and subscriptions	3,143
Office	916
Computers and technology	813
Depreciation	276
Other operating expenses	2,021
Total expenses	153,206
NET LOSS	$ (153,206)

See Independent Auditors' Report and
Notes to Financial Statements.

ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA
(formerly known as VARA SECURITIES, LLC)
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

MEMBERS' EQUITY, JANUARY 1	$ 275,005
Net loss	(153,206)
Members' contributions	320,445
Members' distributions	(115,497)
MEMBERS' EQUITY, DECEMBER 31	$ 326,747

See Independent Auditors' Report and
Notes to Financial Statements.

ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA
(formerly known as VARA SECURITIES, LLC)
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES	
Net loss	$ (153,206)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	276
Decrease in deposit with clearing broker	250,106
Decrease in prepaid expenses	7,184
Decrease in deposits	8,328
Decrease in accounts payable and accrued expenses	(4,077)
Net cash provided by operating activities	108,611
INVESTING ACTIVITY	
Purchase of computer equipment	(2,428)
Net cash used in investing activity	(2,428)
FINANCING ACTIVITIES	
Members' contributions	320,445
Members' distributions	(115,497)
Net cash provided by financing activities	204,948
NET INCREASE IN CASH	311,131
CASH AT BEGINNING OF YEAR	8,882
CASH AT END OF YEAR	$ 320,013

See Independent Auditors' Report and Notes to Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Arctic Island Financial, LLC dba FundAmerica (formerly known as Vara Securities, LLC) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), Municipal Securities Rulemaking Board, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on October 7, 2011. The Company is a Delaware limited liability company ("LLC").

On February 5, 2013, Arctic Island, LLC acquired Vara Securities, LLC and renamed the company Arctic Island Financial, LLC.

The Company is a fully disclosed introducing broker-dealer with the ability to trade equities and fixed income securities for institutional clients.

Since the Company is an LLC, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed on a straight line basis over the estimated useful life of the asset. The useful life for computer equipment is 5 years.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $314,763 which was $214,763 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 1.67% at December 31, 2013.

4. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31 2013 the Company experienced no material net losses as result of the indemnity.

4. COMMITMENTS AND CONTINGENCIES (continued)

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no significant commitments or contingencies exist as of December 31, 2013.

5. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2013, the Company received $320,445 of contributions from its members and paid $115,497 of distributions to its members. Such amounts are included on the accompanying Statement of Changes in Members' Equity.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

7. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

8. SIPC ASSESSMENT RECONCILIATION

The Company's operating revenue for the year ended December 31, 2013 did not exceed $500,000. As a result, the Company is not required to include the Form SIPC-7 or the Accountant's Report on the SIPC Assessment Reconciliation. Such items are not included in this filing.

9. SUBSEQUENT EVENTS

In January 2014, the Company officially changed its name to FundAmerica Securities, LLC.

In January 2014, the Company was approved by FINRA to revise its operations. The Company may now operate as a limited purpose broker-dealer and has the ability to participate in investment banking transactions and referrals in privately placed transactions for corporations and other companies with tax flow-through treatment. It may also participate in municipal securities transactions. As such, the Company's statutory net capital requirement increased from $100,000 to $250,000.

In January 2014, the Company was also approved by FINRA to operate exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i).

ARCTIC ISLAND FINANCIAL, LLC DBA FUNDAMERICA
(formerly known as VARA SECURITIES, LLC)
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

SCHEDULE 1

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 326,747
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid expenses	(6,962)
Computer equipment	(2,152)
Deposit	(2,870)
NET CAPITAL	$ 314,763
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	5,250
Total aggregate indebtedness	$ 5,250
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	100,000
Excess net capital	214,763
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	194,763
Percentage of aggregate indebtedness to net capital	1.67%

There is no difference in the above computation and the Company's net capital, as reported in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2013.

See Independent Auditors' Report and Notes to Financial Statements.

WJB & CO., P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM (SEC) RULE 15C3-3

To the Members
FundAmerica Securities, LLC
(formerly known as Arctic Island Financial, LLC dba FundAmerica and Vara Securities, LLC)
Atlanta, GA

In planning and performing our audit of the financial statements and supplementary schedule of Arctic Island Financial, LLC dba FundAmerica (the "Company"), as of and for the year ended December 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2013 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

OVJB Co., P.C.

Athens, Georgia
February 19, 2014

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM